

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2021

Edmundo Gonzalez
Chief Executive Officer
Marpai, Inc.
5701 East Hillsborough Avenue, Suite 1417
Tampa, FL 33610-5428

> **Re: Marpai, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 8, 2021**
> **File No. 333-258029**

Dear Mr. Gonzalez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 1, 2021 letter.

Amendment No. 4 to Registration Statement on Form S-1

Marpai Health, Inc. and Subsidiary
Consolidated Statements of Operations, page F-34

1. Please explain your basis for not retroactively adjusting all share and per share amounts in the historical financial statements for Marpai Health Inc. and Subsidiary to reflect the the 4.555821-for-1 forward split, consistent with your presentation on page 16. Refer us to the technical guidance upon which you relied.

Exhibits, page II-6

2. Please file acknowledgment letters for use of the UHY review report on the financial statements for Marpai Inc. and Subsidiaries for the six months ended June 30, 2021 and

2020 and use of the UHY review report on the financial statements for Continental Benefits LLC and Subsidiary for the three months ended March 31, 2021 and 2020. In addition, Exhibit 23.1, which includes the consent for use of the UHY audit report on the balance sheet of Marpai, Inc. at March 31, 2021, is no longer necessary.

<u>Legality Opinion, page II-9</u>

3.   We note that the legality opinion filed as Exhibit 5.1 assumes that when the Board of Directors of the company has taken all necessary corporate action to authorize and approve the issuance of the Shares, the Shares will be validly issued, fully paid and non-assessable. Please file an opinion that does not assume appropriate corporate actions have been taken to authorize the issuance and sale of the common stock. For guidance, see Section II.B.3.a of Staff Legal Bulletin No. 19.

You may contact Franklin Wyman at (202) 551-3660 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Angela Dowd, Esq.